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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         For the month of November 2000


                                 HOLLINGER INC.
                 (Translation of registrant's name into English)


                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)



                   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F                                   Form 40-F  x
                        ---                                          ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                         No  x
                  ---                                         ---

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                                  EXHIBIT LIST

                                                                 Sequential
Exhibit      Description                                         Page Number
-------      -----------                                         -----------

  99.1       Press Release dated November 16, 2000 of                4
             Hollinger International Inc., Hollinger Inc.,
             Southam Inc. and Hollinger Canadian
             Newspapers, Limited Partnership


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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2000

                                             HOLLINGER INC.


                                             by:  /s/ Charles G. Cowan, Q.C.
                                                  -----------------------------
                                                  Name:   Charles G. Cowan, Q.C.
                                                  Title:  Vice-President and
                                                  Secretary


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